Exhibit 12.1
ABITIBIBOWATER INC.
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2008	2007	2006	2005	2004
(Loss) earnings:

Loss before income taxes, minority interests and cumulative effect of accounting changes (1)	$(2,299)	$(649)	$(111)	$(91)	$(148)

Add: Fixed charges from below	727	266	203	203	197
Less: Capitalized interest	-	(1)	(4)	(1)	-

	(1,572)	(384)	88	111	49

Fixed Charges:

Interest expense, net of interest capitalized	594	248	200	195	192
Capitalized interest	-	1	4	1	-
Estimate of interest within rental expense	10	9	3	3	2
Amortized premium and discounts related to indebtedness	123	8	(4)	4	3

	727	266	203	203	197

Deficiency of Earnings to Fixed Charges (2)	$2,299	$650	$115	$92	$148

(1) For the year ended December 31, 2008, loss before income taxes, minority interests and cumulative effect of accounting changes include an extraordinary loss on expropriation of assets of $256 million.
(2) For all periods presented, earnings were inadequate to cover fixed charges, resulting in a deficiency.